Exhibit 99.1

XORTX Announces Research Coverage Initiated by A.G.P./Alliance Global Partners

CALGARY, AB – December 09, 2021– XORTX Therapeutics Inc. (“XORTX” or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, announced today that James Molloy, Senior Biotechnology Analyst at A.G.P./Alliance Global Partners, has initiated research coverage on XORTX.

The report is available online at the following link (A.G.P. / XRTX: Targeting kidney diseases) or can be obtained by contacting A.G.P./Alliance Global Partners at jmolloy@allianceg.com.

Please note that any opinions, estimates, or forecasts regarding the performance of XORTX and its management made by A.G.P./Alliance Global Partners are theirs alone and do not represent the opinions, estimates, or forecasts of XORTX or its management.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

About A.G.P./Alliance Global Partners

Headquartered in New York City, A.G.P./Alliance Global Partners is an institutional investment banking firm with a strong sales/trading presence, in addition to its research and investment banking arms.

For further information, please contact:
Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

XORTX Therapeutics Inc. 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada T2P 4K9 T + 1 403 455 7727 | xortx.com | CSE : XRX NASDAQ: XRTX

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Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to Canadian and U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s Management’s Discussion and Analysis for the interim period ended June 30, 2020 filed on the Company’s SEDAR profile (www.sedar.com) and under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) available on the SEC’s website, www.sec.gov.